U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           AMENDMENT #2 to
                              FORM 10-SB

             General Form for Registration of Securities
                        of Small Business Issuers
                    Under Section 12(b) or (g) of
                 the Securities Exchange Act of 1934



                      ASPAC COMMUNICATIONS, INC.
                    -----------------------------
                   (Name of Small Business Issuer)




      Delaware                                    95-4652797
      (State or Other Jurisdiction of             I.R.S. Employer
      Incorporation or Organization)              Identification Number


                  2049 Century Park East, Suite 1200
                    Los Angeles, California 90067
     ------------------------------------------------------------
     (Address of Principal Executive Offices including Zip Code)



                             310/712-3288
                     (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:
     None


Securities to be Registered Under Section 12(g) of the Act:  Common Stock,
                                                             $.0001 Par Value
                                                             (Title of Class)


                                PART I

ITEM 1.
                               BUSINESS

GENERAL

     The Company was incorporated in the State of Delaware on June 1, 1994. The Company has limited operations and no revenue to date.
 Since inception, the principal activity of the Company has been directed to its organizational efforts. As of the date hereof, the Company has hired a full-time President and has entered into certain preliminary discussions for the participation in telecommunication projects. The Company has not entered into any definitive agreements. Start-up costs incurred by the Company have been provided by the initial sale of certain securities of the Company and by loans from one of its current shareholders. The Company has obtained a verbal agreement and understanding from one of its shareholders, Finhorn Enterprises Limited that such shareholder will financially assist the Company through loans or stock purchases or securing third-party financing for the Company. See "BUSINESS--Shareholder Loan and Additional Future Borrowing".

     The Company intends to engage in the development, acquisition and possible sale of telecommunications and Internet services to offer a broad range of local and regional, international, and enhanced telecommunication and Internet services including but not limited to cellular and fixed line telephone service to individuals, business and residential customers. The Company intends to concentrate its services in the Far East, including China, and in the United States. The Company may locate existing telecommunications or Internet systems which it may acquire as part of the development of its operating network. The Company intends to offer local and international calling services, as well as customized telecommunications and Internet services to its clients.

     The proposed business activities described herein may classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The filing of the Company's Form 10-SB will make it a reporting company pursuant to the Securities Exchange Act of 1934. The Company believes that as a reporting company it will more easily have the ability to use registered securities to make acquisitions of assets or businesses and it will have increased visibility in the financial community.

       The Company may determine to raise funds in order to develop telecommunication systems. Management may use various methods to raise such funds including debt obligations such as loans from banks or other sources of debt securities and/or investors' equity. If financing is arranged, of which there can be no assurance, Management anticipates that repayment of debt and debenture obligations will be made from earnings from operations or sales of the telecommunications and Internet systems and/or equity interest in the Company. The Company has not established any ratio governing its equity to debt limits nor any limit upon the debt which may be incurred.

       On November 6, 1997, the Company entered into an employment agreement with Marc F. Mayeres to serve as President of the Company.
 On August 3, 1998, the Company extended such employment with Mr. Mayeres for an additional three years. See "EXECUTIVE COMPENSATION Employment Agreements". The Company has entered into loan agreements with certain shareholders for payment of certain expenses. There is no written agreement pursuant to which the current shareholders must make additional loans or purchase additional stock, although the Company has received the verbal commitment from Finhorn Enterprises Limited to financially assist the Company. See"BUSINESS--Shareholder Loan and Additional Future Borrowing".

CURRENT OPERATIONS

       The Company has begun discussions regarding several opportunities for participation in developing certain telecommunication networks. These discussions are all in the preliminary stages and potential investors should be alerted that there is no assurance that the Company will finalize any of these discussions or that agreements will be reached or conducted on any of the terms outlined below.

       Joint Venture with China United Telecommunications Corporation ("China Unicom"). The Company is currently in discussion with China United Telecommunications Corporation, Hebei Branch ("Hebei Unicom") located in Shijiazhuang, Hebei Province, China and its affiliates for possible participation in the construction and development of wire-line and wireless telephone networks in Hebei Province in China. Hebei Unicom is an authorized public telephone operator in China. Liancheng Ji, the director of the Company, was Vice President of Hebei Unicom until January, 1998
and is now Vice-President of China Unicom, Paging Division.   On
February 10, 1998, the Company and Hebei Unicom executed a preliminary letter of intent to participate in a cooperative joint venture for the construction, development and servicing of a 200,000-subscriber wire-line telephone network. This project would constitute the first phase of a 2,000,000-subscriber wire-line telephone project in the Hebei Province. Pursuant to the letter of intent, the Company and Hebei Unicom agree to finalize the terms, participation arrangement, and capital contributions of each party as discussions progress. The letter of intent specifies that no agreement has been reached and that any such agreement would be subject to receipt of necessary company, governmental, regulatory and other approvals. The letter of intent is preliminary only and there is no assurance that any discussions will be continued or pursued. The letter of intent does not provide any guarantees or penalties if either party does not continue the discussions described therein. During September, 1998, Ms. Zhang, the secretary of the Company, visited the Beijing office of Hebei Unicom to discuss proposed terms of the joint venture with the officers of Hebei Unicom. As of the date hereof, such terms continue to be discussed and no final agreement has been reached.

       The present negotiations anticipate that upon establishment of the joint venture with Hebei Unicom, the Company will be responsible for contributing a pro-rata amount of capital (approximately $2,100,000) based on its joint venture equity percentage, which under current negotiations would be 70%. The majority shareholder of the Company, Finhorn Enterprises Limited, has agreed to arrange the financing for the Company's initial investment in the joint venture. Any additional required capital will be arranged through financing with local banks or other local financing sources. No such additional financing has been arranged and there is no assurance that any such financing will be available when, and if, required.

        The possible telecommunication construction and development in the Hebei Province would be an expansion of the existing current wire-line and wireless telephone network. The current wire-line telephone penetration rate in Hebei Province is only 5.3 per 100 capita and the penetration rate for wireless telephone is 0.52 per
100. These penetration rates are below the international standards for developed and developing countries and the Company believes that there is a great demand for immediate increase in network capability and services.

       The Company anticipates that any joint venture agreed to with Hebei Unicom would continue for approximately 25 years, a customary duration. The Company anticipates that in additional to its capital contribution it may be responsible for constructing and developing the telephone expansion network and would also assisting in obtaining equipment, goods and materials not available in China; introducing and overseeing modern and efficient operating and management techniques; recruiting qualified foreign personnel and international consultants; and assisting in raising capital for the network construction. However, no agreement has been reached or finalized and there is no assurance that any agreement will be reached or that the if reached will be finalized or approved.

       Internet Joint Venture. On September 29, 1998, the Company signed a Preliminary Cooperation Agreement with Beijing Change Electronic Co., Ltd. to jointly construct and develop a nationwide internet network to provide access to the World Wide Web, electronic mail transfer, business and individual web pages, search engines, news and updates, on-line shopping, and other services as customarily available by an internet service provider. Beijing Change Electronic Co., Ltd. is a high-tech company specialized in research and development of telecommunications equipment, including paging, data transmission and wireless receiving equipment. The terms of the joint venture are in discussion and no final agreement has been reached. The present negotiations anticipate that upon establishment of the joint venture with Beijing Change Electronic Co., Ltd., the Company will be responsible for contributing approximately $7,000,000. The majority shareholder of the Company, Finhorn Enterprises Limited., has agreed to arrange the financing for the Company's initial investment in the joint venture. Any additional required capital will be arranged through financing with local banks or other local financing sources. No such additional financing has been arranged and there is no assurance that any such financing will be available when, and if, required.

       Joint Venture, Possible Merger or Acquisition with IDN Telecom, Inc., a California Telecommunications Company. The Company is in discussions for merger or stock acquisition with IDN Telecom, Inc., a California-based company specializing in research and development of advanced telecommunication equipment and systems.
The technology developed by this company would allow the Company to build advanced and cost-efficient telecommunication networks. The officers of the Company have become unpaid officers and advisors to IDN Telecom, Inc. They have also been appointed to IDN Telecom's board of directors. As of the date hereof, the officers of the Company have assisted IDN Telecom, Inc. in preparing a financial review and financial options regarding possible terms and structure of a business combination. The Company and IDN Telecom, Inc. are discussing the possible exchange of the outstanding stock of IDN Telecom, Inc. for shares of common stock of the Company. No agreement has been executed, but discussions between the Company and IDN Telecom, Inc. are continuing. If an agreement is reached, the Company will file a Form 8-K discussing the terms thereof and including financial statements of IDN Telecom, Inc.

         TPG Capital Corporation. On September 26, 1997, the Company entered into an agreement with First Agate Capital Corporation, a non-related Delaware corporation, to provide services generally related to the filing of a registration statement with the Securities and Exchange Commission. First Agate Capital Corporation is an affiliate of Cassidy & Associates, the law firm which prepared
this registration statement.   As consideration for the services to
be provided, the Company entered into a subscription agreement to purchase 30,000 shares of common stock of TPG Capital Corporation, a non-related Delaware corporation which is an affiliate of Cassidy & Associates, in the amount of $150,000. As of December 31, 1997, the Company had paid $90,000 toward this agreement. See "FINANCIAL STATEMENTS".

BUSINESS PLAN

        The Company plans to seek opportunities for the development and construction of telecommunications and Internet networks either by itself or in cooperation with other entities. The Company intends to establish and develop, either through construction and development or through acquisition of existing systems, one or more telecommunications and/or Internet networks consisting of fixed and/or cellular line services to be selected in specific target areas in the Far East, including China, and, if the opportunity is available, in the United States.

       The Company intends to establish a network communication system for business and residential subscribers to provide intraconnection between cellular and fixed line services and to provide subscribers with capability to make domestic and international long distance calls. The Company plans to establish and offer nationwide an Internet access system in China and anticipates that its network systems will interconnect with the MPT Systems which will allow the Company's subscribers to communicate with fixed line and cellular users of other networks and to make and receive domestic and international long distance calls.

       The Company anticipates that it will commence operations by entering into joint venture relationships with other established telecommunication companies, either in the United States or elsewhere, for the initial development and construction of telecommunication and Internet networks or for the expansion and improvement of existing network. The Company anticipates that it will participate in a series of such joint ventures while, if funds are available therefor, initiating telecommunications projects in which it is the sole participant. The Company anticipates that as it participates in a growing number of such projects, it will be able to develop, in China initially, compatible telecommunications systems and Internet access to a wide variety of geographic locations.

       The Company anticipates that it will be able to work with the MPT and its agents to establish an interconnection arrangement to allow the Company to utilize the existing MPT network equipment and connections. Fees charged for such usage will be passed to the customer as part of the utilization tariff. The Company intends to utilize current computer systems to provide network operation management, customer service and marketing. The Company intends to construct its own transceiver station sites or to lease such sites from the MPT or third-party owners or acquire receiving stations already existing.

       The Company intends to focus on controlling costs and providing efficient operations through the use of advanced management information systems and by retaining and attracting qualified personnel. The Company intends to focus on marketing its telecommunications system in its selected target areas. The Company intends to offer subscribers certain value added services such as call forwarding, call waiting, conference calling, facsimile transmission services, and modem access to the Internet and World Wide Web. The Company will develop its value added services package as it identifies its target market and the demographics therein.

       The Company's principal business objective is to provide telecommunications systems, including cellular, fixed line and Internet services, to residential and businesses customers in countries in the Far East, including China, and in the United States. The Company intends to reach its objectives through the development of its telecommunication network and/or by the acquisition of existing telecommunication networks, or both. The Company may be considered a blank check company. See "GLOSSARY".

SHAREHOLDER LOAN AND ADDITIONAL FUTURE BORROWING

       On October 2, 1997, Finhorn Enterprises Limited, a shareholder of the Company, loaned the Company $60,000 repayable in 12 months at an annual interest rate of 5%. The loan is renewable upon the expiration of the one-year term for another year at a 7% annual interest rate. The Company anticipates that it will repay the loan from revenues generated from operations or, if no revenues have been generated from operations at such time that the loan is payable, then the Company will be required to locate alternate methods of financing including, possibly, debt or equity offerings of its securities. On October 27, 1997, the Company borrowed an additional $100,000 from Finhorn Enterprises Limited on the same terms as the earlier loan. Proceeds from both loans, aggregating $160,000, are for the payment of expenses including legal fees, and initial working capital.

       On July 31, 1998 and October 30, 1998, the Company borrowed $31,0000 and $30,000, respectively, from Finhorn Enterprises Limited repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year. On September 15, 1998, and on September 30, 1998, the Company borrowed $9,000 and $20,000 from Amy Ming Zhang, secretary of the Company, and Serenadia Investment Limited, respectively, repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year.

       Finhorn Enterprises Limited has orally agreed to arrange sufficient funding for the Company's future operating expenses, including providing loans or arranging loans from other sources. In addition, the President of the Company has agreed to defer part of his salary until sixty days after the Company starts public trading of its securities or such other date as may be agreed to by the parties.


             AVAILABLE INFORMATION AND PERIODIC REPORTS

       Upon effectiveness of its Registration Statement on Form 10-SB, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith will file reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied on the Commission's home page on the World Wide Web at http://www.sec.gov or at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, Suite 1300, New York, N.Y. 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. 60661-2511. Such material can also be inspected at the New York, Boston, Midwest, Pacific and Philadelphia Stock Exchanges. Copies can be obtained from the Commission by mail at prescribed rates. Request should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Even in the event it is no longer required to do so under the Exchange Act, the Company intends to voluntarily file the periodic reports required by such Exchange Act.

                             RISK FACTORS

 THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS INCLUDING THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND ALL NOTES THERETO, CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY AND OTHER MATTERS.

THE COMPANY IS A DEVELOPMENT STAGE COMPANY WITH LIMITED OPERATING
HISTORY

       The Company, organized on June 1, 1994, is a development stage company and has recently begun operations as of the date hereof. The Company could be considered a "blank check" company. See "GLOSSARY". Without an operating history, there is only a limited basis upon which a potential investor may evaluate the Company's prospects for its ability to construct, develop and manage telecommunications systems and Internet networks. To date, the Company's efforts have been limited to organizational activities including the preparation and filing of a registration statement on Form S-1 on October 23, 1997 and its subsequent withdrawal on June 10, 1998, and the preparation of this registration statement. The Company has limited resources and has had no revenues to date.

       The Company's proposed operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the absence of an operating history. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business and the competitive environment in which the Company will operate. No assurance can be given that the operations of the Company will result in any revenues or that the Company will be profitable. See "BUSINESS."

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

       The Company's sole director resides outside the United States. The Company anticipates that a substantial portion of the assets that may be developed or acquired by it will be located outside the United States and, as a result, it may not be possible for investors to effect service of process within the United States upon such person, or to enforce against the Company's assets or against such person judgments obtained in United States courts predicated upon the liability provisions, and most particularly the civil liability provisions, of the United States securities laws or state corporation or other law.

INVESTMENT IN FAR EAST GENERALLY

       The Company anticipates that it will initially focus its development efforts on telecommunication projects and opportunities located in China and the Far East. Because of government controls and lack of established information systems, information regarding projects in which the Company may participate located in China and the Far East will be difficult for United States investors to obtain and investors will be unable to track the progress of the Company. In addition, if the Company begins operations in China or the Far East it will be subject to the risks incident to the ownership and operation of businesses therein. These risks include, among others, the risks of internal political or civil unrest, war, or government restrictions. These risks are dynamic and difficult to quantify. The Company will be subject to the risks normally associated with changes in general national economic conditions or local market conditions, competition, patronage, changes in market rates, and the need to periodically upgrade and replace equipment to maintain desirability, and to pay the costs thereof. Although many of the governments of the countries of the Far East have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation, increasing both international trade and investment accordingly, such policies might change unexpectedly. The Company will be effected by the rules and regulations regarding foreign ownership of real and personal property, including telecommunication switching stations, land lines and other property. Such rules may change quickly and dramatically which may have an adverse impact on ownership and may result in a loss without recourse of property or assets of the Company. In July, 1997, the control of Hong Kong was transferred from Great Britain to China. As a result, Hong Kong is still in a period of transition. It is uncertain what changes may result from such transition in regard to business, foreign property ownership, restrictions on development, taxes or other factors.

INVESTMENT IN CHINA IN PARTICULAR

       Because the operations of the Company are expected to be based to a substantial extent in China, the Company will be subject to the rules and restrictions governing China's legal and economic system as well as general economic and political conditions in that country. These include the following:

       Political and Economic Matters. Under its current leadership, the government of the People's Republic of China ("PRC") has been pursuing economic reform policies, which include the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, or that such policies will be successful if pursued. Changes in policies made by the Chinese government may result in new laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports, currency devaluations or the expropriation of private enterprise which may, in turn, adversely affect the Company. Furthermore, business operations in China can become subject to the risk of nationalization, which could result in the total loss of ownership and control of any assets or operations that may be developed by the Company in China. Also, economic development may be limited by the imposition of austerity measures intended to reduce inflation, the inadequate development of an infrastructure, and the potential unavailability of adequate power and water, transportation, communication networks, raw materials and parts, etc.

       Legal System. The PRC's legal system is a civil law system based on written statutes. Unlike the common law system in the United States, decided legal cases in the PRC have little value as precedents. Furthermore, the PRC does not have a well-developed body of laws governing foreign enterprises. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation and modification, perhaps on a case-by-case basis. As the legal system in the PRC develops with respect to such new forms of enterprise, foreign investors may be adversely affected by new laws, changes in existing laws (or interpretation thereof) and the preemption of provincial or local laws by national laws. The Company's operations in China, if any are developed of which there can be no assurance, will be subject to administrative review and approval by various national and local agencies of the PRC government. Management intends that the Company's operations will comply with applicable administrative requirements; however, there is no assurance that the Company will be able to timely obtain the necessary administrative approvals for any projects that the it determines to develop.

       Inflation/Economic Policies. In recent years, the Chinese economy has experienced periods of rapid growth and high rates of inflation, which have, from time to time, led to the adoption by the PRC government of various corrective measures designed to regulate growth and contain inflation. In 1995, China's overall inflation rate was estimated to be 14.8%, compared to 21.4% in 1994 and 13.2% in 1993. High inflation has in the past and may in the future cause the PRC government to impose controls on prices, or to take other action which could inhibit economic activity in China, which in turn could affect the Company's development or operations.

       Foreign Currency Exchange. The Renminbi ("Rmb"), the currency of China, is not a freely convertible currency. Both conversion of Rmb into foreign currencies and the remittance of Rmb abroad are subject to the PRC government approval. The Company intends to develop telecommunication systems in the Far East including China and anticipates that initially it may earn revenues, if any, and incur costs, in Rmb.

       Prior to January 1, 1994, Rmb earned within China were not freely convertible into foreign currencies except with government permission, at rates determined at swap centers, where the exchange rates often differed substantially from the official rates quoted by the People's Bank of China. On January 1, 1994, the People's Bank of China introduced a managed floating exchange rate system based on the market supply and demand and proposed to establish a unified foreign exchange inter-bank market among designated banks. In place of the official rate and the swap center rate, the People's Bank of China publishes a daily exchange rate for Rmb based on the previous day's dealings in the inter-bank market. It is expected that swap centers will be phased out. However, the unification of exchange rates does not imply full convertibility of Rmb into United States Dollars or other foreign currencies. Payment for imported materials and remittance of earnings outside of China are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of the entity or allocated to the Company by the government at official exchange rates.

       Approval for exchange at the exchange center is granted to enterprises in China for valid reasons such as purchases of imported goods and remittance of earnings. While conversion of Rmb into dollars or other foreign currencies can generally be effected at the exchange center, there is no guarantee that it can be effected at all times. There is still uncertainty as to how foreign enterprises will be treated under this new system or whether the system will be changed again in the future. In the event of shortages of foreign currency, the Company may be unable to convert sufficient Renminbi into foreign currency to enable it to comply with foreign currency payment obligations it may have.

       PRC Regulation of the Telecommunications Industry. The Ministry of Posts and Telecommunications (which is currently being reformed to be part of the Ministry of Information Industry)(the "MPT") regulates the telecommunications industry in China. The MPT directly or indirectly regulates entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, and other aspects of the Chinese telecommunications industry. Such regulation may limit the Company's flexibility to respond to certain development opportunities. In addition, changes in the regulations or policies governing such regulatory framework could have an adverse effect on the Company. The Company may have to obtain certain licenses, if required, from the MPT in order to commence its proposed business. There is no assurance that it will be able to obtain such licenses, or if obtained, that they will not be untimely revoked or suspended. The rates that the Company will be permitted to charge for telecommunications services, if any are developed, are subject to regulation by the State Planning Commission, the MPT, and relevant Provincial Price Bureaus. Once authorized by such regulatory agencies, there can be no assurance that changes in the tariffs and rates would not have a material adverse effect on any Company business and results of operations, if any had been developed.

CHINESE RESTRICTIONS ON FOREIGN JOINT VENTURES

        On September 1, 1993, the MPT promulgated the "Interim Regulations on Approving and Administrating the Operation of Liberalized Telecommunication Services" (the "Interim Regulations") which specify that foreign parties, including Sino-Foreign joint ventures (SFJV") may not invest in, own or participate in operating telecommunications system in China. While foreign investment, ownership and operation of telecommunications in China is prohibited, there is no prohibition on foreign investment enterprises participating in building, transferring ownership of, maintaining and servicing telecommunications networks in China
(referred to as "BTSM").   BTSM is an acceptable method of a foreign
company participating in the Chinese telecommunications network.
The joint venture transactions currently being negotiated by the Company fall within the BTSM model. However such transactions will need approval by the Chinese government. Management believes that such approval will be obtained without difficulty but there can be no assurance that the Chinese government will not revise its position on the BTSM joint venture model and refuse approval. Such refusal would severely restrict the Company's ability to enter into joint ventures in China.

       The State Council of China recently approved in principle to ban Chinese-Chinese-foreign joint ventures ("CCFJV") which are created when a foreign company forms a joint venture with a Chinese company, creating a Chinese entity in principle, which in turn forms a new joint venture with a Chinese telecom operator. This complex structure has been used as a way to circumvent China's ban on foreign participation in the operation of telephone networks. The recent approvals by the State Council reaffirm the Interim Regulations on the use of this structure and foreign entities' participation in telephone network operation. The recent State Council action does not impact on the Company's proposed transactions as the Company intends to participate in the construction, management and profit sharing, not operation, of the telephone systems utilizing the BTSM model. However, there can be no assurance that the State Council or other agency may not in the future restrict or prohibit the BTSM model or other type of transaction contemplated by the Company. Any such action would severely impact on the Company's ability to pursue its business in China.

SUCCESS OF PLAN OF OPERATIONS AND SHAREHOLDER INFORMATION DEPENDENT
ON MANAGEMENT

       The ability of the Company to successfully effect its business objectives and to develop, construct, manage and acquire telecommunication systems and Internet networks will be largely dependent upon the efforts of its Management including Mr. Marc F. Mayeres, President of the Company and Liancheng Ji, a director of the Company. As the Company anticipates operations in China and elsewhere in the Far East, shareholders may have difficulty in obtaining information from sources other than the Company, including foreign local or national government agencies, about the Company's activities and development of its projects in China or such other countries in the Far East. Shareholders will be dependent upon Management for reports of the Company's development and activities and expenditure of proceeds. The Company has entered into an employment agreement with Mr. Mayeres. The Company has not obtained any "key man" life insurance on the lives of any of its officers or the director. The loss of the services of the key executives or director could have a material adverse effect on the Company's ability to successfully achieve its business objectives. The officers of the Company will work full time on the development and operations of the Company. Mr. Liancheng Ji will devote such time as a director as reasonably necessary to assist the Company in developing its telecommunications systems and Internet network in China and elsewhere in the Far East.

LIMITED TELECOMMUNICATIONS INDUSTRY EXPERIENCE

       The Company's Management has limited experience in owning, constructing, developing or managing telecommunications and Internet systems although the sole director of the Company has both education and experience in such areas and has worked in the telecommunications field in the Far East for over 30 years.
Although the Company plans to hire consultants, and professional operating technicians and specialists, there can be no assurance that these professionals will be available on terms acceptable to the Company.

       In order to supplement the business experience of Management, the Company may employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors in China, the Far East or the United States. Furthermore, it is anticipated that such persons may be engaged by the Company on an independent basis without a continuing fiduciary or other obligation to the Company.
As of the date hereof, the Company has entered into agreements with two consultants to recommend to the Company applicable telecommunications technologies and to assist the Company in locating joint venture partners. See "ITEM 6. EXECUTIVE COMPENSATION"

POSSIBLE NEED FOR ADDITIONAL FINANCING TO COMMENCE OR CONTINUE
OPERATIONS

       The Company will be limited in implementing its business plan for the development, construction and management of telecommunication and Internet systems and for the acquisition of existing telecommunication systems and will likely need to obtain additional funds in order to develop such telecommunications or Internet systems. The Company may seek additional sources of capital, including an offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. The Company has not established a limit as to the amount of debt it may incur nor has it adopted a ratio of its equity to a debt allowance.

       If the Company needs to obtain additional financing, there is no assurance that financing will be available, from any source, or that it will be available on terms acceptable to the Company, or that any future offering of securities will be successful. The Company could suffer adverse consequences if it is unable to obtain additional capital when needed. The pace of the Company's development of telecommunication and Internet systems and the possible acquisition of existing systems is directly related to the amount of capital available to the Company for such purposes.

COMPETITION FROM OTHER MORE ESTABLISHED ENTITIES

       The Company will be a small participant in the telecommunications industry and it will face competition from well financed entities already established and actively engaged in related or identical projects to those in which the Company plans to participate. Many of such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company may be at a competitive disadvantage.

ISSUANCE OF FUTURE SHARES MAY DILUTE VALUE OF SHARES HELD BY
SHAREHOLDERS

       The Certificate of Incorporation of the Company authorizes the issuance of a maximum of 100,000,000 shares of Common Stock, $.0001 par value and 20,000,000 shares of non-designated preferred stock, $.0001 par value. As of the date hereof there are 20,020,000 shares of Common Stock outstanding and no shares of preferred stock outstanding. The future issuance of all or part of the remaining authorized Common Stock may result in dilution in the percentage of the Company's Common Stock held by the Company's then existing shareholders. Moreover, any Common Stock issued in the future may be valued on an arbitrary basis by the Company. The issuance of the Common Stock of the Company as part of the Company's participation in a project or acquisition or for the payment for services or as compensation, may have the effect of diluting the value of shares held by investors, and might have an adverse effect on any trading market, should a trading market develop for the Company's shares.

POTENTIAL ADVERSE EFFECTS OF AUTHORIZATION OF PREFERRED STOCK

       The Company has 20,000,000 authorized shares of non-designated preferred stock of which none have been issued as of the date hereof. The Company may, without further action or vote by shareholders of the Company, designate and issue the shares of preferred stock. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the Common Stock and thereby reduce the value of the Common Stock. The designation and issuance of preferred stock favorable to current Management or current shareholders could make the possible takeover of the Company or the removal of Management of the Company more difficult and discourage hostile bids for control of the Company which bids might have provided shareholders with premiums for their shares.

NO INTENTION OF PAYING DIVIDENDS

       Should the proposed operations of the Company be profitable, it is likely that the Company would retain much or all of its earnings in order to finance future growth and expansion. The Company has not and does not presently intend to pay dividends and dividends are unlikely to be paid in the foreseeable future.

FACTORS BEYOND THE COMPANY'S CONTROL

       Numerous conditions beyond the Company's control may substantially affect its success. Such conditions include, but are not limited to, fluctuations in costs of goods and services including Internet access charges, line use charges by third-party carriers, availability of telecommunications equipment, import/export restrictions, equipment shortages, political unrest, as well as competition from other businesses.

NO CURRENT TRADING MARKET FOR THE COMPANY'S SECURITIES

       There is no established public trading market for the securities of the Company. No assurance can be given that an active trading market in the Company's securities will develop or, if developed, that it will be sustained. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates by securities analysts and other factors may have a significant impact on the market price of the securities. The market price for the securities of public companies often experience wide fluctuations which are not necessarily related to the operating performance of such public companies such as high interest rates or impact of overseas markets. The Company has applied for quotation on the NASD OTC Bulletin Board. There is no assurance that the Company's securities will be accepted for quotation thereon. See "MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS."

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

       The Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from a transaction. The Company's Certificate of Incorporation and By-Laws also provide for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which such officers and directors operate the Company's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

PENNY STOCK REGULATION

       Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The Company's securities may be subject to "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse).

       Broker-dealer practices in connection with transaction in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation received by the broker-dealer and its salesperson in the transaction, and monthly account statement showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors may find it more difficult to sell their securities.

SHARES ENTERING PUBLIC MARKET WITHOUT ADDITIONAL CAPITAL PURSUANT TO
RULE 144

       No shares of stock of the Company were issued prior to September 26, 1997. All the issued and outstanding shares of the Company are "restricted securities" as such term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act. In general, under Rule 144, if adequate public information is available with respect to a company, a person who has satisfied a one-year holding period as to his restricted securities or an affiliate who holds unrestricted securities may sell, within any three month period, a number of that company's shares that does not exceed the greater of one percent of the then outstanding shares of the class of securities being sold or the average weekly trading volume during the four calendar weeks prior to such sale. Sales of restricted securities by a person who is not an affiliate of the company (as defined in the Securities Act) and who has satisfied a two year holding period may be made without any volume limitation. Pursuant to such Rule 144, after expiration of the holding period certain shares of Common Stock now restricted for trading will become eligible for trading in the public market without any payment therefore or increase to the Company's capitalization. Possible or actual sales of the Company's outstanding Common Stock by all or some of the present stockholders may have an adverse effect on the market price of the Company's Common Stock should a public trading market develop.

THE NATIONAL SECURITIES MARKET IMPROVEMENT ACT OF 1996

       The National Securities Market Improvement Act of 1996 ("NMSIA") limits the authority of states to impose restrictions upon sales of securities made pursuant to SectionSection4(1) and 4(3) of the Securities Act of companies which file reports under SectionSection13 or 15(d) of the Securities Exchange Act. Sales of the Company's Common Stock in the secondary trading market, when eligible, will be made pursuant to Section4(1) (sales other than by an issuer, underwriter or broker).

CERTAIN TAX CONSIDERATIONS

       The Company will be subjected to taxes imposed on it in the jurisdiction in which it operates. Further, its income is subject to United States federal and state income taxes when distributed, deemed distributed or otherwise attributed to, the Company, which is a United States corporation. Complex tax rules apply for purposes of determining the calculation of those United States taxes, the availability of a credit for foreign taxes imposed and the timing of the imposition of United States tax. Normally all foreign income earned by a United States multinational corporation eventually will be subject to United States tax. In order to relieve double taxation, the United States federal tax law generally allows United States corporations a credit against their United States tax ability in the year the foreign earnings become subject to United States tax in the amount of the foreign taxes paid on those earnings. The credit is limited under complex limitation rules. Further, complex rules exist for allocating and apportioning interest, research and development expenses and certain other expense deductions between the United States and foreign sources. These rules can prevent United States multinational companies from crediting all of the foreign taxes they pay against their United States taxes. To the extent such credits are not allowed, foreign source income bears a tax burden higher than the United States Tax rate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This Registration Statement contains forward-looking statements and information that is based upon management's beliefs and assumptions, as well as information currently available to management. When used in this document the words "anticipates," "estimates ," "believes," "expects," "intend" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements or expectations expressed or implied by such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce the result of any revisions to any of the forward-looking statements contained herein to reflect future development.

                     OTHER BUSINESS CONSIDERATIONS

TELECOMMUNICATIONS IN GENERAL

       The global market for telecommunications services is undergoing significant deregulation and reform. The Company believes that the industry is being shaped by the (i) deregulation and privatization of telecommunication markets worldwide; (ii) diversification of services through technological innovation; and
(ii) globalization of major carriers. It is anticipated that the industry generally will experience considerable growth in terms of traffic volume and revenue and development of new markets.
According to the International Telecommunication Union ("ITU"), a worldwide telecommunications organization under the auspices of the United Nations, the international telecommunications industry accounted for $52.8 billion in revenues and 60.3 billion minutes of use in 1995. The ITU projects that international telecommunications revenues will approach $76 billion by the year 2000 with the volume of traffic expanding to 107.0 billion minutes of use.

TELECOMMUNICATIONS INDUSTRY IN CHINA

       According to the PRC Ministry of Posts and Telecommunications (the "MPT"), with a population of 1,198,000,000 in 1994 China had 27,300,000 fixed line telephone subscribers (2.17% penetration) and 1,570,000 cellular subscribers (.13% penetration). By 1996 with a population of 1,226,000,000 (2.28% growth) the telecommunications usage doubled to 54,950,000 fixed line telephone subscribers (4.49% penetration) and 6,950,000 cellular subscribers (.57% penetration). As the Chinese economy shifts from a centrally planned economy to a more market-oriented economy, the telecommunications industry has become one of the fastest developing industries in China. Although the Chinese telecommunications network has become one of the largest in the world in terms of number of subscribers, the penetration rates remain relatively low indicating significant potential for further rapid growth. The Company believes that the market will be driven by the demand for telecommunication services from the increase of world-competitive businesses and industries and from individual personal use.

THE MINISTRY OF POSTS AND TELECOMMUNICATIONS AND GOVERNMENT REGULATION

       The PRC has developed its Ninth Five-Year Plan in which development of the telecommunications industry in China will continue to be a high priority for the government. The Five-Year Plan's goal is to double, by the year 2000, China's telecommunications capacity and business volume from that of 1995. The MPT System has primary responsibility for implementing the plan in regard to the telecommunications industry. The MPT System has historically regulated all public telecommunications services in China. The MPT directly or indirectly regulates entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, and other aspects of the Chinese telecommunications industry. The Company believes that such emphasis on growth of the telecommunications industry, coupled with Management's familiarity with working with the MPT, will facilitate the obtaining of support for development of the Company's operations from the MPT.

ACQUISITION OF EXISTING TELECOMMUNICATIONS SYSTEMS AND PURCHASES OF
EQUIPMENT

       In addition to constructing or developing its own telecommunications and Internet systems by itself or in joint venture with others, the Company may acquire existing telecommunications systems. It is possible that the consideration paid for the acquisition of existing telecommunications systems, if any such acquisitions are made of which there can be no assurance, and/or the purchase of telecommunications and Internet equipment, if any such purchases are made of which there can be no assurance, or the payment for services of technicians, professionals or employees, if any such services are used of which there can be no assurance, may consist in whole or in part of the Company's Common Stock, although the Company may also use cash and/or debt. If the Company were to issue substantial additional securities for acquisitions, such issuance may dilute the value of the shares currently held by shareholders and might have an adverse effect on any trading market that may develop in the Company's securities in the future. If the Company were to incur indebtedness that substantially changed the capital structure of the Company, the Company's shareholders would most likely be exposed to a greater risk of loss of their investment in the Company.

       Securities issued in any such transaction are likely to rely on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of such a transaction, the Company may agree to register the securities either at the time the transaction is consummated or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Common Stock may have a depressive effect on such market.

COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000

       Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 (the "Year 2000 problem"). Many of the computer programs containing such date language problems have been corrected by the companies or governments operating such programs. In acquiring any existing telecommunication system or Internet network, the Company will consider the existence of a date language problem and the costs to correct such problem as one of the factors in determining whether such acquisition would be appropriate. Management does not know what steps, if any, have been taken by the governments in the countries in the Far East, particularly China, to correct or address such date language problem or if any such steps are required. Many foreign countries, including China, have not disclosed their anticipated Year 2000 problems nor any steps to correct such problems. It is impossible to predict what the severity or scope of the date language problem will be in such countries or what technology will be available at that time to correct such problems. The Company anticipates that it will be leasing some telecommunication equipment, including switching stations, landlines, etc., from the PRC and interconnecting with the telecommunications systems now operated by the PRC and that any failure of the PRC's computer systems or telecommunication delivery systems due to such computer date language problem could have a severe impact on any operations of the Company that have been developed. Management does not believe that either IDN Telecom, Inc. or Hebei Unicom, Inc., the companies with which the Company is in discussions for possible business transactions, have assessed the Year 2000 problem nor implemented any remedial measures. Such failure to address the Year 2000 problem could have severe consequences on the business operations of those companies.

BUSINESS ENVIRONMENT FOR OPERATIONS

       The Company believes that the Far East, including Hong Kong and China, has a vigorous economy. Foreign investment in the Far East has grown considerably in the last 10 years. China has allowed the establishment of foreign private enterprise and has encouraged development of China as a manufacturing and business center. However, China remains a Communist country with tight governmental controls. There can be no assurance of the government's continued encouragement or permission of private investment in China. Nor can there be any assurance as to continued ownership of businesses by foreign entities in China.

COMPETITION

     There are a great number of participants in the telecommunications and Internet services field. Some of the participants are large international corporations that have substantial resources and technical expertise while there are also many start-up companies. All these companies will compete with the Company for acquisition of existing telecommunications systems and for development of new markets. Although the market penetration of telecommunications services in China is small, the Company anticipates that many international and start-up firms will begin entering the Chinese telecommunications market. The Company will be a small participant. In view of the Company's limited financial resources and limited Management experience, the Company may be at a competitive disadvantage compared to the Company's competitors. Management believes that the close familiarity of certain of its officers and director with business and economic conditions in China and other areas in the Far East and elsewhere, and knowledge of the Chinese language, as well as the familiarity of certain of its officers and director with the United States, the English language and, generally, the American and international business communities, will be useful in meeting such competition.

                               GLOSSARY

"Blank Check" Company     As defined in Section 7(b)(3) of the
                          Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

The Company               ASPAC Communications Corporation, a
                          Delaware corporation.

Exchange Act              The Securities Exchange Act of 1934, as
                          amended.

"Penny Stock" Security    As defined in Rule 3a51-1 of the Exchange
                          Act, a "penny stock" security is any
                          equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option
                          Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act            The Securities Act of 1933, as amended.

Small Business Issuer     As defined in Rule 12b-2 of the Exchange
                          Act, a "Small Business Issuer" is an
                          entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United
                          States or Canadian issuer (iv) which is
                          not an Investment Company and (v) if a
                          majority-owned subsidiary, whose parent
                          corporation is also a small business issuer.


ITEM 2.
                          PLAN OF OPERATION

PLAN OF OPERATIONS

       The Company is a development stage company, the objective of which is to develop telecommunication systems and Internet networks in the Far East, including China, and in the United States. To date, the Company's efforts have been limited to organizational activities, including developing a business plan, identifying and commencing discussions with potential joint venture participants for telecommunication projects and identifying and negotiating with qualified management necessary for the successful implementation of the Company's business plan.

LIQUIDITY

       The Company has generated no revenues to date and does not anticipate to being able to generate revenues in the near future until that time, if ever, that it has begun offering telecommunication and Internet services. The Company believes that the acquisition of existing systems will provide the Company with the quickest method to begin operations and, possibly, receipt of revenues.

       The Company has incurred a loss since inception, resulting in an unaudited net loss as of March 31, 1998, of $122,515. The Company anticipates that it will continue to incur losses for the foreseeable future until such time, if ever, that the Company is able to generate sufficient revenues to finance its operations.

       On October 2, 1997, Finhorn Enterprises Ltd, a shareholder of the Company, loaned the Company $60,000 repayable in 12 months at an annual interest rate of 5%. The loan is renewable upon the expiration of the 12-month term for another 12 months at a 7% annual interest rate. The Company anticipates that it will repay the loan from revenues generated from operations or, if no revenues have been generated from operations at such time that the loan is payable, then the Company will be required to locate alternate methods of financing including, possibly, debt or equity offerings
of its securities.   On October 27, 1997, the Company borrowed an
additional $100,000 from Finhorn Enterprises Limited on the same terms as the earlier loan. Proceeds from both loans, aggregating $160,000, are for the payment of expenses including legal fees, and initial working capital.

        On July 31, 1998 and October 30, 1998, the Company borrowed $31,0000 and $30,000, respectively, from Finhorn Enterprises Limited repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year. On September 15, 1998, and on September 30, 1998, the Company borrowed $9,000 and $20,000 from Amy Ming Zhang, the Secretary of the Company, and Serenadia Investment Limited, respectively, repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year.

       Finhorn Enterprises Limited has agreed to arrange sufficient funding for the Company's operating expenses, including providing loans or arranging loans from other sources. The President of the Company has agreed to defer part of his salary until sixty days after the Company starts public trading of its securities or such other date as may be agreed to by the parties.

CAPITAL RESOURCES

       Substantially all of the Company's expenditures will be attributable to the development or acquiring telecommunication networks. The Company may use the its securities, including either its common or preferred stock, to purchase existing telecommunications systems and equipment and other materials. The Company may also incur debt in the development of such telecommunication systems. The Company has made no commitments to date for any specific expenditure.

FUNDING FOR POTENTIAL JOINT VENTURES

       The Company is currently in negotiations for participation in two joint ventures, one with Hebei Unicom and one with Beijing Change Electronic Co., Ltd. Based upon the current discussion, the Company anticipates that it would be required to contribute approximately $2,100,000 in the joint venture with Hebei Unicom and approximately $7,000,000 in the joint venture with Beijing Change Electronic Co., Ltd. See "BUSINESS Current Operations". The majority shareholder of the Company, Finhorn Enterprises Limited, has agreed to arrange the financing for the Company's initial investment in the joint venture(s).

ITEM 3.  DESCRIPTION OF PROPERTY.

       The Company is qualified to do business in California and the United States offices of the Company are located at 2049 Century Park East, Suite 1200, Los Angeles, California 90067. Its telephone number is 310/712-3288 and its fax number is 310/712-3286. The Company has entered into a lease agreement with Barrister Executive Suites, Inc., an unaffiliated office-suite rental company, for its office suite at a rent of $1,755 per month and is provided access to conference room facilities shared with other business tenants. The Company does not believe that it currently needs additional space.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

       The following table sets forth certain information as of the date hereof regarding the beneficial ownership of the Company's Common Stock by each officer and director of the Company and by each person who owns in excess of five percent of the Company's Common Stock. Each shareholder has sole investment power and sole voting power over the securities listed.

Name, Position                               Shares of        Percentage of
and Address                                  Common Stock     Shares of
                                             Beneficially     Class Owned (1)
                                             Owned

Finhorn Enterprises  Limited (2)             12,320,000          61.53%
c/o East Asia Corporate Services Limited
Columbus Centre Building
Wickhams Cay
PO Box 901
Road Town, Tortola, B.V.I.

Serenadia Investment Limited (3)              4,000,000           19.98%
c/o AMS Financial Services Limited
P.O. Box 116, Road Town, Tortola
British Virgin Islands

Marc F. Mayeres                                      -0-              0%
President
30902 Clubhouse Drive, #44F
Laguna Niguel, California 92677

Ming Zhang                                           -0-              0%
Secretary
3701 Glendon Avenue
Los Angeles, California 90034

Liancheng Ji                                         -0-              0%
Director
Building #2
Shizipuo Dongli
Dongcheng District
Beijing, China

All Officers, Directors                              -0-              0%
 and Shareholders as a Group
 (3 Persons)
________________
(1)    Based on 20,020,000 shares of common stock outstanding.
(2) A British Virgin Islands corporation engaged in investing in telecommunication networks and telecommunication-related companies. None of the officers of the Company nor its director or any other shareholder are affiliated with this company.
(3) A British Virgin Islands corporation engaged in researching and developing telecommunication equipment and investing in telecommunication networks. None of the officers of the Company nor its director or any other shareholder are affiliated with this company.

    ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

           The officers and directors of the Company are as follows:

           Name                     Title

           Marc F. Mayeres          President

           Ming Zhang               Secretary

           Liancheng Ji             Director

           All directors of the Company hold office until the next annual meeting of shareholders or until their successors are elected and qualified. The By-laws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until a successor is elected and qualified. The Director does not receive any remuneration for his services as a director. The Director may be reimbursed by the Company for expenses incurred in attending meetings of the Board of Directors.

           The principal occupation and business experience for each officer and director of the Company for at least the last five years are as follows:

           MARC F. MAYERES, 56, has served as President of the Company since November, 1997. Since November 1, 1997, Mr. Mayeres has been the unpaid president of IDN Telecom, Inc., a privately-held California telecommunications research company. Mr. Mayeres serves primarily as a consultant to IDN Telecom usually at non-business hours and anticipates no reduction in the time spent on business of the Company.
    From 1996 to 1997, Mr. Mayeres was Vice President of Finance & Administration and Chief Financial Officer of Thomsen Machinery, Inc., Gardena, California. Thomsen Machinery, Inc. is a subsidiary of Putzmeister Werk AG Germany, an international supplier of industrial and commercial cement and concrete pumping equipment. From 1994-1995, Mr. Mayeres served as a business consultant, including developing accounting systems and preparing feasibility studies regarding certain proposed corporate activities. From 1992-1994, Mr. Mayeres was Vice President and Treasurer-Worldwide of SPI Pharmaceuticals, Inc., Costa Mesa, California. SPI Pharmaceuticals has over 3200 employees worldwide with 7 subsidiaries. Mr. Mayeres handled worldwide treasury functions including the global cash management, foreign exchange management, banking contracts and negotiations, fund sourcing, international refinancings, and repatriation of a $7.5 million dividend from Yugoslavia. From 1989 to 1991, Mr. Mayeres was Director of International Finance for Whirlpool Corporation, Benton Harbor, Michigan. The Whirlpool Corporation has approximately 16,000 employees with 31 subsidiaries. From 1967 to 1989, Mr. Mayeres was employed by The Quaker Oats Company, Chicago, Illinois in several positions, culminating from 1983 to 1989 as Director of International Finance. The Quaker Oats Company has approximately 9,000 employees with 28 subsidiaries. Mr. Mayeres received his Chartered Accountant degree from the Belgian College of Chartered Accountants in Antwerp, Belgium in 1967 and the equivalent of a Bachelors of Science Degree in Chemistry from the Catholic University of Louvain, Louvain, Belgium, in 1962.

           MING ZHANG, 26, serves as Secretary of the Company. Ms. Zhang, a resident of Los Angeles, was born in Hunan, China and is fluent in Chinese and English. Ms. Zhang is a Certified Public Accountant candidate and received her Bachelor of Science in Accounting from the University of Kentucky in December, 1994. From 1995-1997 was employed by America Catch, Inc., Los Angeles, California, a wholly-owned subsidiary of Beijing Catch Telecommunication Group, as the Assistant to the President. America Catch's primary business is to seek investment opportunities in the United States and to expand its Beijing business and operations in the United States.
           LIANCHENG JI, 58, serves as a Director of the Company. Mr. Ji is a citizen of China and resides in Beijing, China. Since January, 1998, Mr. Ji has been Vice President of China Unicom, Paging Division. China Unicom is the second largest telecommunications provider in China. From 1995 to 1998, Mr. Ji was the Senior Engineer and Vice President of Hebei United Telecommunications, Inc. ("Hebei Unicom"), Hebei Province, China which specializes in telecommunication projects in Beijing and Hebei Province. Hebei Unicom is the Hebei branch of China Unicom. The Company has entered into a letter of intent with Hebei Unicom regarding preliminary discussions for entering into a joint venture for the development of a wire-line telephone
    network.   See "BUSINESS--Current Operations".  From
    1994-1995 Mr. Ji was the president of Beijing United Telecommunications, Inc., the Beijing branch of China Unicom, specializing in telecommunication projects in Beijing. From 1990-1994, Mr. Ji was the Vice President of Beijing Catch Telecommunication Group which is the third largest telecommunication service provider in China. From 1967 to 1989, Mr. Ji was the Senior Engineer and Senior Operating Officer of China Institute of Electronic System Engineering. Mr. Ji received his Bachelor of Science degree in Telecommunication Engineering from China Northwestern Electronic Engineering University.


    ITEM 6.  EXECUTIVE COMPENSATION.

           Officers and directors receive compensation as determined by the Company from time to time by vote of the Board of Directors. Such compensation might be in the form of stock options. The Secretary of the Company receives a salary of $3,500 per month but has agreed to defer payment of such if requested by the Company in order to minimize cash requirements. The President of the Company received a signing bonus of $7,000 which was paid $5,000 in November, 1997 and $2,000 in January, 1998, in exchange for 90 days of consulting services. Beginning February, 1998, the President will receive $7,000 per month but he has agreed to defer $3,500 per month. The following table sets forth the total compensation paid or accrued by the Company on behalf of the President of the Company during 1997. The Company commenced paying salaries in September, 1997. The Company provides health insurance for its employees and officers.
    No officer of the Company receives a salary and/or bonus in excess of $100,000. See "MANAGEMENT--Employment Agreements".

                        SUMMARY COMPENSATION TABLE

                          ANNUAL COMPENSATION

    PRINCIPAL POSITION    YEAR    SALARY     BONUS

    Marc F. Mayeres(1)       1997      (1)    --
    President

    (1) Mr. Mayeres employment began on November 6, 1997 and he received a $7,000 signing bonus in exchange for 90 days of consulting services, paid $5,000 in 1997 and $2,000 in 1998. Commencing February, 1998, Mr. Mayeres receives $7,000 per month of which he has agreed to defer $3,500 per month

    EMPLOYMENT AGREEMENTS

          On November 6, 1997, the Company entered into an employment agreement with Mr. Marc F. Mayeres to serve as
    President of the Company.   Effective August 6, 1998, the
    Company entered into a revised three-year employment agreement with Mr. Mayeres. The terms of the revised agreement require the full-time services of Mr. Mayeres to the activities of the Company and provide for compensation at the rate of $100,000 per year, payable $3,500 monthly, with the remainder deferred until 60 days after the Company has begun public trading of its securities or at such other date as mutually agreed by both parties. The agreement provides for medical insurance and payment of expenses incurred on behalf of the Company.

    PAYMENT OF FEES TO DIRECTORS, ADVISORS AND AFFILIATES

          Under certain circumstances, the Company may pay fees to individuals or entities who are directors, advisors or affiliates of the Company. In the event that an unsalaried affiliate arranged financing, or identified a subsequently acquired telecommunications system or available equipment or otherwise in an arms length transaction that ordinarily would generate a "finders" fee, such a fee, calculated in a reasonable and customary manner, might be paid. In general, an "affiliate", as defined under federal securities law, is any person directly or indirectly controlling, controlled by, or under common control with, such other person, including any officer, director, partner or employee of such other person. No such payments have been made or incurred to date by the Company to its director.

    CONSULTING AGREEMENTS

          On May 15, 1998, the Company entered into a two-year agreement with Li-Ping Wang pursuant to which Ms. Li-Ping will provide the Company with assistance in (i) obtaining a 200,000 line wire-line or 100,000 line wireless telecommunication project or a 10-province paging network and (ii) locating a joint venture partner for such project and (iii) identifying local financing for such project. As consideration for such services the Company issued to Ms. Li-Ping 1,000,000 (post-forward stock split) shares of its Common Stock and may elect to issue incentive bonus options at some future time.

          On May 21, 1998, the Company entered into a four-year agreement with Lei He pursuant to which Mr. Lei will provide the Company with assistance in locating opportunities in China for investment in applicable telecommunications technology for development of the Company's market and identification of potential local joint venture partners.
    As consideration for such services the Company issued to Mr. Lei 1,000,000 (post-forward stock split) shares of its Common Stock and may elect to issue incentive bonus options at some future time.


    ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          On October 2, 1997, Finhorn Enterprises Ltd, a shareholder of the Company, loaned the Company $60,000 repayable in 12 months at an annual interest rate of 5%.
    The loan is renewable upon the expiration of the one-year term for another year at a 7% annual interest rate. The Company anticipates that it will repay the loan from revenues generated from operations or, if no revenues have been generated from operations at such time that the loan is payable, then the Company will be required to locate alternate methods of financing including, possibly, debt or equity offerings of its securities.

          On October 27, 1997, the Company borrowed an additional $100,000 from Finhorn Enterprises Limited on the same terms as the earlier loan. Proceeds from both loans, aggregating $160,000, are for the payment of expenses including legal fees, and initial working capital.

          On July 31, 1998 and October 30, 1998, the Company borrowed $31,0000 and $30,000, respectively, from Finhorn Enterprises Limited repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year.
    On September 15, 1998, and on September 30, 1998, the Company borrowed $9,000 and $20,000 from Amy Ming Zhang, the secretary of the Company, and Serenadia Investment Limited, respectively, repayable in 24 months at an interest rate of 5% for the first year and 7% for the second year.

          Finhorn Enterprises Limited has agreed to arrange sufficient funding for the Company's operating expenses, including providing loans or arranging loans from other sources. The President of the Company has agreed to defer part of his salary until sixty days after the Company starts public trading of its securities or such other date as may be agreed to by the parties.

    ITEM 8.  DESCRIPTION OF SECURITIES.

    AUTHORIZED CAPITAL

          The total number of authorized shares of stock of the Company is one hundred million (100,000,000) shares of Common Stock having a par value of $.0001 per share and twenty million (20,000,000) shares of non-designated preferred shares, $.0001 par value.

           On February 23, 1998 the Board of Directors approved and the shareholders consented to a one-for-twenty five reverse stock split of the Company's issued and outstanding common stock. As a result of the reverse stock split, the Company's outstanding common stock was reduced to 3,604,000 shares.

          On May 26, 1998 the Board of Directors approved and the shareholders consented to a five-for-one stock split of the Company's issued and outstanding common stock. As a result of the stock split (plus certain additional stock issuances), the Company's outstanding common stock was increased to 20,020,000 shares. All share quantities and per share amounts herein have been restated to reflect the reverse and forward stock splits.

    INCORPORATION

          The Company was incorporated in the state of Delaware on June 1, 1994 under the name TPG Management Corporation, which name was subsequently changed. The Company's Certificate of Incorporation, By-laws and corporate governance, including matters involving the issuance, redemption and conversion of securities, are subject to the provisions of the Delaware General Corporation Law, as amended and interpreted from time to time.

    COMMON STOCK

          The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $.0001 value per share, of which 20,020,000 shares were outstanding as of the date hereof.

          Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

          Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

          All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

    PREFERRED STOCK

          The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Preferred Stock, $.0001 par value per share, of which no shares have been issued as of the date hereof. The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights.
     Any future issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock nor adopt any series, preferences or other classification of Preferred Stock.

    LOCK-UP AGREEMENTS

          There are no lock-up agreements entered into by any shareholder with the Company.

    ADDITIONAL INFORMATION DESCRIBING STOCK

          The above descriptions concerning the Common and Preferred Stock of the Company do not purport to be complete. Reference is made to the Company's Certificate of Incorporation, as amended, and By-Laws which are included as exhibits to this registration statement and which are available for inspection at the Company's offices.
    Reference is also made to the applicable statutes of the State of Delaware for a more complete description concerning rights and liabilities of shareholders.

    ADMISSION TO QUOTATION TO NASDAQ SMALLCAP MARKET OR NASD OTC
    BULLETIN BOARD

          To qualify for admission to quotation on the Nasdaq SmallCap Market, an equity security must, in relevant summary, (1) be registered under the Securities Exchange Act of 1934; (2) have at least three registered and active market makers, one of which may be a market maker entering a stabilizing bid; (3) for initial inclusion, be issued by a company with $4,000,000 in net tangible assets, or $50,000,0000 in market capitalization, or $750,000 in net income in two of the last three years (if operating history is less than one year then market capitalization must be at least $50,000,000); (4) have at a public float of at least 1,000,000 shares with a value of at least $5,000,000; (5) have minimum a bid price of $4.00 per share; and (6) have at least 300 beneficial shareholders.

          If a company's securities do not qualify for admission to quotation on the Nasdaq SmallCap Market they may qualify to trade over-the-counter until such future time, if any, at which the securities qualify for admission to quotation on the Nasdaq Stock Market and the Company then applies.

           The Company has applied for quotation of its securities on the NASD OTC Bulletin Board . The over-the-counter market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor such a Company listing.

    TRANSFER AGENT AND REGISTRAR

          The  Company has engaged U.S. Stock Transfer Corp.,
    1745 Gardena Avenue, Glendale, California 91204
    (818/502-1404) to act as its transfer agent.

    REPORTS TO SHAREHOLDERS

          The Company will furnish to its shareholders annual reports containing audited financial statements examined and reported upon, and with an opinion expressed by, an independent certified public accountant. The Company may issue other unaudited interim reports to its shareholders as it deems appropriate.


                                 PART II

    ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
    STOCKHOLDER MATTERS.

          (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company has retained Corporate Relations & Management, Inc., Salt Lake City, Utah, as a consultant to manage the Company's interface with the brokerage community and to assist and advise the Company on its application to the NASD OTC Bulletin Board. The Company has filed an application for quotation on the NASD OTC Bulletin Board through J. Alexander Securities.

          The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
    (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

          In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

          At such time as the Company may qualify, if ever, the Company may apply for listing of its securities in the over-the-counter ("OTC") market if the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock
    exchanges.   The Company may apply for listing on the NASD
    OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

          If the Company is unable to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

          (B)  HOLDERS.  There are six holders of the Company's
    Common Stock.

          (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

    ITEM 2.  LEGAL PROCEEDINGS.

          There is no litigation pending or threatened by or against the Company.


    ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE.

          The Company originally engaged John C. MacLean, CPA, Bowie, Maryland, to prepare the initial audit for the Company. Because Mr. MacLean's schedule became too full to provide time to continue to service the Company and to travel to California, the Company engaged the accounting firm of Weinberg & Company, Boca Raton, Florida. No report contained any adverse opinion or disclaimer of opinion and no disagreements existed with the former accountant.

    ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

          As listed below, the Company issued shares of its Common Stock par value $.0001 per share to the following entities for the consideration as listed. These sales were not made within the United States or to United States citizens or residents.


                                         Pre-Reverse    Post-Reverse
                                         And Forward    and Forward
                                         Stock Split    Stock Split
                                              Number      Number of   Consid-
Date      Shareholder                      of Shares         Shares   eration

9/26/97   Serenadia Investment, Ltd.         200,000        40,000      $ 200
10/16/97  Gain Best International, Ltd.    4,500,000       900,000      4,500
10/16/97  Serenadia Investment, Ltd.         300,000        60,000        300
10/27/97  Serenadia Investment, Ltd.      19,500,000     3,900,000     19,500
10/27/97  Global Bridge Profits, Ltd.      4,000,000       800,000      4,000
10/27/97  Superior Gain Enterprises, Ltd.  3,500,000       700,000      3,500
10/27/97  Crowned Eagle Worldwide, Ltd.    3,000,000       600,000      3,000
10/27/97  Finhorn Enterprises, Ltd.       55,100,000    11,020,000     55,100
5/26/98   Li-Ping Wang                                   1,000,000
5/26/98   Lei He                                         1,000,000


           On February 23, 1998, the Company approved a one-for-twenty-five reverse stock split of its outstanding shares of Common Stock. On May 26, 1998, the Company approved a five-for-one forward stock split of its outstanding shares of Common Stock.

           On February 27, 1998, Crowned Eagle Worldwide, Ltd. and Superior Gain Enterprises Limited sold their shares of Common Stock (600,000 and 700,000 post-reverse and forward split, respectively) to Finhorn Enterprises Limited at a sales price $.025 per share which is the per share price originally paid for such shares.


    ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Company is incorporated in Delaware.  Under
    Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

           The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the
    director derived an improper personal benefit.   The
    Company's Certificate of Incorporation contains such a provision.


    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.









                          ASPAC COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                             FINANCIAL STATEMENTS
                           AS OF SEPTEMBER 30, 1997


















                    ASPAC COMMUNICATIONS, INC.

                            CONTENTS



      PAGE      1  -  INDEPENDENT AUDITORS' REPORT

      PAGE      2  -  BALANCE SHEET AT SEPTEMBER 30, 1997

      PAGE      3  -  STATEMENT OF CHANGES IN STOCKHOLDER'S
                      DEFICIENCY FOR THE PERIOD FROM
                      SEPTEMBER 26,1997  (INCEPTION) TO
                      SEPTEMBER 30, 1997

      PAGE      4  -  STATEMENT OF OPERATIONS FOR THE PERIOD FROM
                      SEPTEMBER 26, 1997 (INCEPTION) TO
                      SEPTEMBER 30, 1997

      PAGE      5  -  STATEMENT OF CASH FLOWS FOR THE PERIOD FROM
                      SEPTEMBER 26, 1997 TO SEPTEMBER 30, 1997

      PAGE 6 - 10  -  NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER
                      30, 1997
















                          INDEPENDENT AUDITORS' REPORT


    To the Board of Directors of:
     Aspac Communications, Inc.

    We have audited the accompanying balance sheet of Aspac Communications, Inc. (a development stage company) as of September 30, 1997, and the related statements of operations, changes in stockholder's deficiency, and cash flows for the period from September 26, 1997 (inception) to September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspac Communications, Inc. as of September 30, 1997, and the results of its operations and its cash flows for the period from September 26, 1997 (inception), to September 30, 1997, in conformity with generally accepted accounting principles.


                                    WEINBERG & COMPANY, P.A.

    Boca Raton, Florida
    February 23, 1998 (Except for Notes 3, 4 and 5(C)(D)(E) and (F) as to which the date is June 10, 1998)



                       ASPAC COMMUNICATIONS, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                             BALANCE SHEET
                          SEPTEMBER 30, 1997

                                ASSETS


CURRENT ASSETS
 Cash                                                      $    200

     TOTAL CURRENT ASSETS                                       200

PROPERTY AND EQUIPMENT
Furniture and Equipment                                       5,245
Less: accumulated depreciation                                  118

    TOTAL PROPERTY AND EQUIPMENT                              5,127



Other assets                                                  2,400

TOTAL ASSETS                                               $  7,727


                 LIABILITIES AND STOCKHOLDER'S DEFICIENCY


CURRENT LIABILITIES
 Loan and advances from officers and
  future shareholders                                      $ 42,155
  Advisory services agreement payable                       120,000
 Accrued expenses                                             7,069

    TOTAL CURRENT LIABILITIES                               169,224


STOCKHOLDER'S DEFICIENCY
 Preferred stock, $0.0001 par value
  20,000,000 authorized                                        -
 Common stock, $0.0001 par value
  100,000,000 shares authorized,
  40,000 shares issued and outstanding                           4
Additional paid-in capital                                     196
Accumulated deficit during development
 stage                                                    (161,697)

   TOTAL STOCKHOLDER'S DEFICIENCY                          (161,497)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIENCY             $  7,727



            See accompanying notes to financial statements.

                                  2



                       ASPAC COMMUNICATIONS, INC.
                     (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIENCY
                 FOR THE PERIOD FROM SEPTEMBER 26, 1997
                   (INCEPTION) TO SEPTEMBER 30, 1997


                                            ACCUMULATED
                                              DEFICIT
                               ADDITIONAL     DURING
                       COMMON   PAID-IN     DEVELOPMENT
                        STOCK   CAPITAL        STAGE           TOTAL


Common stock
 issuance               $  4     $196                        $    200

Net Loss                  -        -         $(161,697)     $(161,697)

BALANCE AT
 SEPTEMBER 30, 1997     $  4     $196        $(161,697)     $(161,497)



                See accompanying notes to financial statements

                                      3



                          ASPAC COMMUNICATIONS, INC
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF OPERATIONS
                    FOR THE PERIOD FROM SEPTEMBER 26, 1997
                      (INCEPTION)TO SEPTEMBER 30, 1997


NET SALES                                                   $    -

OPERATING EXPENSES
Salaries                                                        5,060
 Office supplies & expenses                                     2,064
 Rent                                                           1,750
 Telephone expenses                                             1,200
 Payroll taxes                                                    605
 Other taxes                                                      900
 Depreciation                                                     118


   Total operating expenses                                    11,697

LOSS FROM OPERATIONS                                          (11,697)

OTHER EXPENSES
 Registration costs - withdrawn Form S-1                      150,000

NET LOSS DURING DEVELOPMENT STAGE                           $(161,697)

NET LOSS PER COMMON SHARE                                   $  (4.04)

WEIGHTED AVERAGE COMMON
  SHARE OUTSTANDING                                            40,000



               See accompanying notes to financial statements.

                                      4



                          ASPAC COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CASH FLOWS
                    FOR THE PERIOD FROM SEPTEMBER 26, 1997
                     (INCEPTION) TO SEPTEMBER 30, 1997


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                  $(161,697)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation                                                   118
  Write off of deferred registration costs                   120,000
 Changes in current liabilities
  Increase (decrease):
  Accrued expenses                                             7,069

     Net Cash Used in Operating
      Activities                                             (34,510)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                           (5,245)
  Increase in other assets                                    (2,400)

     Net Cash Used In Investing
      Activities                                             ( 7,645)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings from future shareholders                          42,155
 Proceeds from sale of common stock                              200

     Net Cash Provided By Financing
      Activities                                              42,355

Net increase in cash and cash
 equivalents                                                     200

Cash and cash equivalents
 beginning of period                                             -

CASH AND CASH EQUIVALENTS
 END OF PERIOD                                             $     200



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION-NON CASH TRANSACTION
 The Company incurred debt in the total amount of $150,000 under a securities advisory service agreement and related stock subscription agreement. At September 30, 1997 the unpaid portion of this debt amounted to $120,000 (See note 4).


               See accompanying notes to financial statements.

                                      5



                          ASPAC COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           AS OF SEPTEMBER 30, 1997


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A)   Business Activity

          Aspac Communications, Inc. (formerly known as TPG Management Corporation) was incorporated in the State of Delaware on June 1, 1994. On September 26, 1997 the Corporation's name was changed to Aspac Communications, Inc.(the Company). Prior to September 26, 1997, no stock had ever been issued in the Company and it was dormant.

          The Company is operating as a Development Stage Company and intends to develop and/or construct telecommunication and internet networks in the Far East including the People's Republic of China. The Company is also considering operating in other parts of the world, including the United States.

    (B)   Use of Estimates

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (C)   Cash and Cash Equivalents

          For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    (D)   Property and Equipment

          Property and equipment is stated at cost and depreciated using the straight-line method over the estimated economic useful lives of 3 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

    (E)   Earnings Per Share

          The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" in February 1997.

                                  6



                      ASPAC COMMUNICATIONS, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                       AS OF SEPTEMBER 30, 1997

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          This pronouncement establishes standards for computing and presenting earnings per share and is effective for the Company's Fiscal 1997 year-end financial statements. The Company's management has determined that this standard will not have a significant impact on the Company's computation or presentation of net income per common share.

    (F)   Income Taxes

          The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. The deferred tax asset arising from the available net operating loss has not been reflected in the financial statements because it has been offset by a valuation allowance for the entire amount.

    (G)   New Accounting Pronouncements

          The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 129, "Disclosure of Information about Capital Structure" establishes standards for disclosing information about an entity's capital structure, and is effective for financial statements for periods ending after December 15, 1997. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15, 1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and is effective for financial statements for periods beginning after December 15, 1997. The Company believes that its future adoption of these statements will not have a material effect on the Company's financial position or results of operations.

                                  7



                         ASPAC COMMUNICATIONS, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO FINANCIAL STATEMENTS
                         AS OF SEPTEMBER 30, 1997


NOTE  2 - LOAN PAYABLE - OFFICERS AND FUTURE STOCKHOLDERS

          Prior to September 30, 1997, certain officers of the Company and a future stockholder (see Subsequent Events) had advanced funds on behalf of the Company for the purchase of furniture and equipment, lease deposit, stock purchase subscription payment, and sundry other expenses. These amounts were either reimbursed in cash after September 30, 1997, or converted into a note payable in October 1997.


NOTE  3 - CAPITAL STOCK

          The Company has authorized 20,000,000 of non-designated preferred stock of which none have been issued as of the date hereof. In addition, the Company has authorized 100,000,000 shares of common stock, $.0001 par value. As of September 30, 1997, 200,000 shares (40,000 shares after giving effect to the reverse stock split and the five-for-one stock split discussed in Notes 5(E) and 5(F) of common stock were issued and outstanding upon the payment of $200 in cash to the Company on September 26, 1997 (see Subsequent Events for additional stock issuances).


NOTE  4 - INVESTMENT IN TPG CAPITAL CORPORATION

          On September 26, 1997 the Company entered into an agreement with First Agate Capital Corporation, a non-related company, to provide advisory and other services generally related to securities and the filing of a Form S-1 Registration Statement with the Securities and Exchange Commission. As consideration for the services to be provided, the Company entered into a Subscription Agreement to purchase 30,000 shares of common stock of TPG Capital Corporation, a nonrelated Delaware Corporation that is related to First Agate Capital through a common principal, in the amount of $150,000. As of September 30, 1997, the Company has paid $30,000 toward this Agreement. As of the balance sheet date, the remainder of the Company's liability under this agreement has been recorded as a current liability . The total cost of this agreement ($150,000) has been accounted for as registration costs and expensed in the statement of operations because the Form S-1 registration statement was subsequently withdrawn (See Note 5(D)).

                                   8



                      ASPAC COMMUNICATIONS, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                       AS OF SEPTEMBER 30, 1997

NOTE  5 - SUBSEQUENT EVENTS

    (A)   Affiliated Company

          On October 10, 1997, the Company formed a wholly-owned subsidiary under the laws of the Cayman Islands. As of the date of this report the subsidiary has had no on-going activities with the exception of the establishment of a bank account. Future financial statements will be consolidated and include the subsidiary's financial statements.

    (B)   Notes Payable

          On October 2, 1997 and October 27, 1997, a current shareholder of the Company executed two promissory notes for $60,000 and $100,000, respectively. The $60,000 Note included $30,000 that had been advanced prior to September 30, 1997 in connection with a payment under the advisory services and stock purchase subscription agreement (Note
          4), with the balance of the note proceeds deposited directly into the Company's bank accounts. The $100,000 note proceeds were deposited in their entirety in the Company's bank accounts. Both notes are for a one-year period, can be prepaid or extended, and bear interest at 5% per annum. If extended past the maturity date, the interest rate would increase to 7% per annum.

    (C)   Common Stock Issuances

          In October 1997, the Company issued an additional
          89,900,000 shares (17,980,000 shares after giving effect to the reverse stock split and five-for-one stock split discussed in Paragraphs (E) and (F)) of its common stock in exchange for cash consideration paid by the stockholders in the amount of $89,900.

    (D)   Form S-1 Registration Statement

          On October 23, 1997, as amended on December 10, 1997, the Company filed a Form S-1 Registration Statement under the Securities Act of 1933 for the sale of 450,000 shares of common stock at a proposed offering price of $20.00 per share. As of the date of this report, the Registration Statement had not been declared effective, and it was the intent of the Company to file an amended Form S-1 Registration Statement changing the number of shares being offered from 450,000 to 900,000 and the per share offering price from $20 to $10. The S-1 Registration was subsequently withdrawn on June 10, 1998 and the related registration costs were expensed.



                                  9


                      ASPAC COMMUNICATIONS, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                       AS OF SEPTEMBER 30, 1997


NOTE  5 - SUBSEQUENT EVENTS (CONT'D)

     (E)  Reverse Stock Split

          On February 23, 1998 the Board of Directors approved and the shareholders consented to a one-for-twenty five reverse stock split of the Company's issued and outstanding common stock. As a result of the reverse stock split, the Company's outstanding common shares were reduced to 8,000 from 200,000, and an amount of $19 was transferred from the common stock account to the additional paid-in capital account on September 30,1997. (See (F) for subsequent five-for-one stock split)


     (F)  Stock Split

          On May 26, 1998, the board of directors approved and the shareholders consented to a five-for-one stock split of the Company's issued and outstanding common stock. As a result of the stock split, the Company's outstanding common shares were increased to 40,000 from 8,000 and an amount of $3 was transferred from the additional-paid-in capital account to the common stock account on September 30, 1997. All share quantities and per share amounts in this report have been restated to reflect this stock split and the reverse stock split discussed in (E) above.


     (F)  Joint Venture

          On February 10, 1998 the Company signed a letter of intent to enter into one or more cooperative joint venture agreements with a corporation currently operating in China. The Director of the Company is an employee of the joint venture partner. The joint ventures will allow the Company to participate in the construction and development of and provision of services for a 200,000 subscriber wire-line telephone network, which constitutes the first phase of a 2,000,000 subscriber wire-line telephone project, and other projects in China. Under mutual intentions expressed in the letter of intent, the Company or its wholly owned subsidiary and the other party to the joint venture will form one or more Sino-foreign cooperative joint ventures and contribute pro-rata capital contributions in the form of cash and/or tangible assets, as agreed by both parties.

                                10










                      ASPAC COMMUNICATIONS, INC.
                            AND SUBSIDIARY
                    (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF JUNE 30, 1998
                              UNAUDITED













              ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
                    (A DEVELOPMENT STAGE COMPANY)
                               CONTENTS


  PAGE      1  -  CONSOLIDATED BALANCE SHEET AS OF JUNE 30,
                  1998 (UNAUDITED)

  PAGE      2  -  CONSOLIDATED STATEMENT OF CHANGES IN
                  STOCKHOLDERS'DEFICIENCY FOR THE PERIOD FROM
                  SEPTEMBER 26, 1997 (INCEPTION) TO JUNE 30,
                  1998 (UNAUDITED)

  PAGE      3  -  CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
                  PERIODS FROM OCTOBER 1, 1997 TO JUNE 30, 1998
                  AND FROM SEPTEMBER 26, 1997 (INCEPTION) TO
                  JUNE 30, 1998 (UNAUDITED)

  PAGE      4  -  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
                  PERIODS FROM OCTOBER 1, 1997 TO JUNE 30, 1998
                  AND FROM SEPTEMBER 26, 1997 (INCEPTION) TO
                  JUNE 30, 1998 (UNAUDITED)

  PAGE      5  -  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS
                  OF JUNE 30, 1998 (UNAUDITED)







                  ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEET
                                JUNE 30, 1998
                                  (UNAUDITED)


                                    ASSETS


CURRENT ASSETS
  Cash                                                    $  1,514
  Prepaid expenses                                           3,474

   TOTAL CURRENT ASSETS                                      4,988

PROPERTY AND EQUIPMENT
 Furniture and equipment                                    11,603
 Less: accumulated depreciation                              1,954

   TOTAL PROPERTY AND EQUIPMENT                              9,649

OTHER ASSETS
 Organization costs                                          2,430
 Other assets                                                2,398

   TOTAL OTHER ASSETS                                        4,828

TOTAL ASSETS                                              $ 19,466


                   LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
 Accrued expenses                                         $ 37,927
 Advisory services agreement payable                        60,000
 Notes payable                                             170,000

   TOTAL CURRENT LIABILITIES                               267,927

STOCKHOLDERS' DEFICIENCY
 Preferred stock, $0.0001 par value
  20,000,000 shares authorized                                -
 Common stock, $0.0001 par value,
  100,000,000 shares authorized,
   20,020,000 shares issued and outstanding                 2,002
 Additional paid-in capital                                88,098
 Accumulated deficit during development stage            (338,561)

   TOTAL STOCKHOLDERS' DEFICIENCY                        (248,461)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY           $ 19,466


               See accompanying notes to financial statements.

                                      2



                  ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE COMPANY)
          CONSOLIDATED STATEMENT CHANGES IN STOCKHOLDERS' DEFICIENCY
                    FOR THE PERIOD FROM SEPTEMBER 26, 1997
                        (INCEPTION) TO JUNE 30, 1998
                                  (UNAUDITED)

                                              ACCUMULATED
                                                DEFICIT
                                  ADDITIONAL    DURING
                          COMMON    PAID-IN   DEVELOPMENT
                           STOCK    CAPITAL      STAGE         TOTAL

Common stock issuance     $    4   $    196    $    -      $     200

Net loss from September
 26, 1997 (Inception)
 to September 30, 1997      -          -        (161,697)   (161,697)

Balance at
 September 30, 1997            4        196     (161,697)   (161,497)

Common stock issuance      1,998     87,902         -         89,900

Net loss from
 October 1, 1997 to
 June 30, 1998               -          -        (176,864)   (176,864)

BALANCE AT
 JUNE 31, 1998             $2,002   $ 88,098    $(338,561)  $(248,461)




               See accompanying notes to financial statements.

                                      3



                  ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE COMPANY)
                    CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE PERIODS FROM OCTOBER 1, 1997 TO JUNE 30, 1998 AND
                 SEPTEMBER 26, 1997 (INCEPTION) TO JUNE 30, 1998
                                  (UNAUDITED)

                                       Oct. 1, 1997    Sept. 26, 1997
                                           to          (Inception) to
                                        June 30,1998    June 30, 1998

NET SALES                               $     -         $     -

OPERATION EXPENSES
 Salaries                                   82,115          87,175
 Rent                                       14,555          16,305
 Office supplies & expenses                  3,612           5,676
 Payroll taxes                               5,299           5,904
 Payroll process                               325             325
 Telephone expenses                          2,791           3,991
 Parking fees                                4,600           4,600
 Insurance                                   3,962           3,962
 Other taxes                                 7,728           8,628
 Legal and professional fees                30,234          30,234
 Consulting fees                             2,000           2,000
 Travel expenses                             1,044           1,044
 Depreciation                                1,835           1,954
 Amortization of organization costs            270             270
 Bank charges                                  208             208
 Other expenses                              2,847           2,847

   Total operating expenses                163,425         175,122

LOSS FROM OPERATIONS                      (163,425)       (175,122)

OTHER INCOME (EXPENSE)
 Registration costs-withdrawn Form S-1      (8,650)       (158,650)
 Interest income                               856             856
 Other income                                    8               8
 Interest expense                           (5,653)         (5,653)

   Total other income (expense)            (13,439)       (163,439)

NET LOSS DURING DEVELOPMENT STAGE       $ (176,864)     $ (338,561)

NET LOSS PER COMMON SHARE                 (0.0107)        (0.0208)

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                     16,566,080      16,268,850



              See accompanying notes to financial statements.

                                      4



                  ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE COMPANY)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE PERIODS FROM OCTOBER 1, 1997 TO JUNE 30, 1998 AND
                 SEPTEMBER 26, 1997 (INCEPTION) TO JUNE 30, 1998
                                  (UNAUDITED)

                                       Oct. 1, 1997    Sept. 26, 1997
                                           to          (Inception) to
                                       June 30, 1998    June 30, 1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                              $ (176,863)      $ (338,561)
 Adjustment to reconcile net loss
  to net cash used in
  operating activities:
  Depreciation                                1,835            1,953
  Amortization                                  270              270
  Write off registration costs                    0          120,000
  Changes in assets and liabilities
   (Increase) decrease in:
    Prepaid expenses                         (3,474)          (3,474)
    Other assets                                  -           (2,398)
   Increase (decrease) in:
    Accrued expenses                         30,858           37,927

   Net cash used in
    operating activities                   (147,374)        (184,283)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment          (6,357)         (11,603)
 Organizational costs                        (2,700)          (2,700)
 Payments under advisory
  service agreement                         (60,000)         (60,000)

   Net cash used in
    investing activities                    (69,057)         (74,303)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings                                 140,000          170,000
 Proceeds from sale of common stock          89,900           90,100
 Repayment of advances                      (12,155)            -

   Net cash provided by
    financing activities                    217,745          260,100

INCREASE IN CASH AND CASH EQUIVALENTS         1,314          260,100

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                            200             -

CASH AND CASH EQUIVALENTS -
 END OF PERIOD                           $    1,514            1,514

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - NONCASH TRANSACTION:
The company incurred debt in the total amount of $150,000 under a securities advisory service aggrement and related stock subscription agreement. At
June 30, 1997, the unpaid portion of this debt amounted to $60,000.

              See accompanying notes to financial statements.

                                      5


ASPAC COMMUNICATIONS, INC. AND SUBSIDIARY
(A DEVELOPMEN STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 1998
(UNAUDTED)


NOTE  1 - BASIS OF PRESENTATION

            The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Security and Exchange Commission for the interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

            It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

            For further information, refer to the consolidated financial statements and footnotes include in the company's Form 10 for the year ended September 30, 1997 and six months ended March 31,1998.

   NOTE 2 - NOTES PAYABLE

                       On May 30, 1998, a current shareholder of
            the Company executed a promissory note for $10,000.
            The $10,000 note proceeds were deposited in their entirety into the Company's bank accounts. The notes is for a one-year period, can be prepaid or extended, and bear interest at 5% per annum. If the note is extended past the maturity date, the interest rate will increase to 7% per annum. On October 2, 1997 and October 27, 1997, a current shareholder had also executed two promissory notes for $60,000 and $100,000, respectively, having the same terms and conditions as the new $10,000 note. Therefore, as June 30, 1998, notes payable aggregated $170,000.

            NOTE 3 - STOCK SPLIT

                       On May 26, 1998, the board of directors
            approved and the shareholders consented to a five-for-one stock split of the Company's issued and outstanding common stock. As a result of the stock split, the Company's outstanding common shares were increased to 18,020,000 from 3,604,000. Concurrent thereto, an additional 2,000,000 shares were issued for consulting services. As a result of these transactions, an amount of $1,641 was transferred from the additional-paid-in-capital account to the common stock account.

 NOTE 4 - SUBSEQUENT EVENT

                       On September 30, 1998, the Company executed
            a Preliminary Cooperation Agreement to enter into a Sino-foreign joint venture with a corporation currently operating in China. The joint venture will allow the Company or its wholly owned subsidiary and/or its participating strategic partner(s) to participate in the construction and development of a nationwide internet network in China and other telecommunication projects as well as research, development, and manufacturing of telecom equipment when opportunity rises. Under this Preliminary Cooperation Agreement, the Company will contribute capital equivalent to seven million dollars to the joint venture company towards its registered capital, accounting for 70 percent of the total registered capital of the joint venture company. The contribution will be in cash or tangible assets approved by the two parties.

                       On November 9, 1998, the Company executed a
            Agreement and Plan of Reorganization (the "Agreement") with IDN Telecom, Inc. ("IDN"), a California corporation. The effective date of the Agreement is November 12, 1998 and the closing date of the Agreement is March 31, 1998, which can be accelerated or extended with both parties' consents. Upon closing of the Agreement, the Company will issue 20,030,000 shares of common stock of the Company to IDN's current shareholders in exchange of 100 percent of IDN's common stocks outstanding.



                          SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California on the 15th day of December 1998.

                                 ASPAC COMMUNICATIONS, INC.


                                 /s/  Marc F. Mayeres
                                          Marc F. Mayeres
                                          President

         Pursuant to the requirements of the Securities Act of 1934, as amended, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                     Title                       Date

/s/ Liancheng Ji               Director                   December 15, 1998